Exhibit 3

Group Secretariat

Level 20, 275 Kent Street

Sydney NSW 2000 Australia

Phone +61 (0)2 8219 8990

Facsimile + 61 (0)2 8253 1215

Market Announcements Platform

ASX Limited

20 Bridge Street

SYDNEY NSW 2000

3 November 2014

Dear Sir / Madam

2014 FINAL ORDINARY DIVIDEND

Amount and payment date

The Board of Westpac Banking Corporation (Westpac) today announced in its full year 2014 results announcement that for the year ended 30 September 2014 it has determined to pay a final dividend of 92 cents per fully paid ordinary share on 19 December 2014.

The dividend will be 100% franked with Australian franking credits.

New Zealand imputation credits of 6 cents (NZD 0.06) per fully paid ordinary share will attach to the final dividend.

Record date

The final dividend will be paid to all holders of Westpac ordinary shares who are registered on the share register at 5:00 pm (Sydney time) on 12 November 2014 (or, for holders of American Depositary Receipts, 5:00 pm on 101 November 2014 in New York).

Ex-dividend date

The ex-dividend date is 10 November 20142.

Dividend Reinvestment Plan (DRP)

The Westpac Board has determined that the DRP will operate as follows for the 2014 final dividend:

•                 Westpac will issue fully paid ordinary shares to satisfy the DRP;

•                 the Market Price at which shares are issued under the DRP will not include a discount; and

•                 the pricing period for setting the Market Price will be the 7 Trading Days commencing 20 November 2014.

1  The US record date has been changed from the previously published date of 11 November 2014 (Veterans’ Day) due to 11 November 2014 being a non-operating day for US depositaries.

2  For holders of American Depositary Receipts, the ex-dividend date is 6 November 2014 in New York.

The DRP discount, the commencement date of the pricing period, the number of Trading Days for setting the Market Price, and whether the DRP will be satisfied by arranging for the purchase of shares or the issue of new shares, are matters considered before each dividend payment. The DRP terms that will apply to future dividends will be announced to the ASX at the relevant times.

A complete copy of the DRP terms and conditions can be found within the Shareholder Information section of Westpac’s website at www.westpac.com.au/investorcentre.

Shareholders who wish to commence participation in the DRP, or to vary their current participation, must do so by 5.00 pm (Sydney time) on 13 November 2014, which is the business day following the record date for the 2014 final dividend. Shareholders can provide these instructions by:

•                 logging into the Westpac share registrar’s (Link Market Services Limited (Link)) website at www.linkmarketservices.com.au and electing into the DRP or amending their existing instructions online. Amendments online can only be effected for holdings with a market value of less than $50,000; or

•                 completing and returning a DRP Application or Variation form to Link. A copy of this form can be obtained from Link’s website or by telephoning Link on

+61 1800 804 255.

Yours sincerely

Tim Hartin

Group Company Secretary